09056296

)STATES
:HANGE COMMISSION
ı, D.C. 20549

SEC Mail Pro... Section
FEB 2 7 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Friesen (415) 677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Scott K. Jung
Comm. #1800375
Notary Public
State of California
San Francisco County
My Comm. Exp. 6/3/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N I F E R

S E C U R I T I E S

CONIFER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT
AUDITOR'S REPORT THEREON

DECEMBER 31, 2008

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

OUM
ODENBERG
ULLAKKO
MURANISHI
& CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT

February 10, 2009

To the Members of
Conifer Securities, LLC

We have audited the accompanying statement of financial condition of Conifer Securities, LLC (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Odenberg Ullakko Muranishi & Co LLP

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	7,791,493
Deposits with clearing broker-dealers		452,749
Receivables from broker-dealers		3,748,630
Other receivables		1,503,783
Marketable securities owned, at fair value		182,893
Other investments		35,946
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,571,713		2,382,420
Other assets		341,812
TOTAL ASSETS	**$**	**16,439,726**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accrued expenses	$	4,774,707
Payables to broker-dealers		648,387
Deferred expenses		557,058
TOTAL LIABILITIES		5,980,152
MEMBERS' CAPITAL		10,459,574
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**16,439,726**

See accompanying notes to the statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Conifer Securities, LLC (the "Firm") is a limited liability company organized under the laws of the State of California. The Firm is a registered broker-dealer regulated by the Financial Industry Regulatory Authority ("FINRA"), engaging in the general securities industry. The Firm commenced its operations on March 16, 1989.

Effective April 1, 2008, the shareholders of the Firm exchanged 99.9% of their interest in the Firm for an interest in The Conifer Group, LLC (the "Parent Company"). The Parent Company was formed as a California limited liability company on March 11, 2008 for the purpose of acting as a holding company (see Note 3).

The Firm provides exceptional corporate services, quality execution, investment selection, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City.

Until March 31, 2008, the Firm had a 50% ownership interest in Conifer Holdings (BVI) Ltd., whose only asset is the ownership of Conifer Fund Services, Ltd., a British Virgin Islands company which provides fund administration and investor services for hedge funds, most of which are domiciled outside of the United States (see Note 8). On April 1, 2008, the Firm's interest in Conifer Holdings (BVI) Ltd. was transferred to our Parent Company (see Note 3).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker-dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii). The Firm recognizes all income and expenses relating to security transactions on a trade-date basis, and the net realized gain or loss on sales of securities is determined on a first-in, first-out ("FIFO") cost basis.

Valuation of Investments

On January 1, 2008, the Firm adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 9, "Investments", for disclosures relating to SFAS No. 157.

Cash and Cash Equivalents

For purposes of the accompanying statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks, in addition to cash amounts held at other broker-dealers in accounts that are not designated for trading or clearing deposit purposes. Deposits held by commercial banks are in excess of federally insured limits.

Receivables from Broker-Dealers

The Firm's receivables from broker-dealers consist primarily of amounts due from other broker-dealers for trades executed and cleared by these other broker-dealers. These amounts due from other broker-dealers are typically received shortly after the accounting period in which they are recorded. The Firm has not experienced any significant uncollectible accounts receivable.

Other Receivables

Other receivables consist primarily of receivables from the Firm's clients for services. The Firm extends credit to its clients in the normal course of business and performs ongoing credit evaluations of its clients, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. As of December 31, 2008, the allowance for doubtful accounts was $105,346. The Firm has not experienced any significant uncollectible amounts.

Furniture, Equipment and Leasehold Improvements

The cost of furniture and equipment is depreciated over the estimated useful lives of two to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided using the straight-line method. The Firm's furniture, equipment and leasehold improvements by major category are as follows:

Computer equipment	$ 2,279,717
Furniture and fixtures	593,671
Office equipment	569,013
Leasehold improvements	1,511,732
	4,954,133
Less - accumulated depreciation and amortization	2,571,713
Net furniture, equipment and leasehold improvements	$ 2,382,420

Income Taxes

The accompanying statement of financial condition does not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a limited liability company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the Firm level.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

Reclassifications

The Firm has made a reclassification for cash and cash equivalents, in that previously all accounts held at broker dealers were classified as "Deposits with Broker-Dealers". Some of the accounts held at broker dealers are for the purposes of holding cash only, and are not designated for trading. As such, these accounts are now considered a cash equivalent. The total of these broker dealer accounts now classified as a cash equivalent is $4,785,801 at December 31, 2008.

NOTE 3 – MEMBERS' CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

As of January 1, 2008, the Firm had three active classes of Members: Class A, Class B, and Class C. The principal differences between the three classes were: 1) all Class

A Members are compensated for services provide to the Firm; 2) Class B Members may only be terminated from the Firm by the death of their principals, and 3) Class C Members only receive Firm profits of 7% of their capital balances before distributions to Class A and B Members.

Effective April 1, 2008, 99.9% of the interests of the Class A, B and C members were transferred to The Conifer Group, LLC (the "Parent Company") and these Member Classes were cancelled in exchange for Equity Member and Operating Member interests. Equity Members have voting rights, and include the Parent Company and any other member that may be admitted as a voting member. Operating Members are actively engaged in the business of the Firm and its affiliates. The transfer was an in-kind transfer of interests, and included the transfer of the Firm's interest in Conifer Holdings (BVI) Ltd. to the Parent Company. Upon transfer, this interest formerly held by the Class A, B and C Members was immediately converted to Equity interest of the Parent Company. Any members who previously received compensation from the Firm for services retained a pro-rata share of the remaining 0.1% Operating interest in the Firm.

Effective March 31, 2008, Class A Members transferred $6,253,912 of the members' capital to the Parent Company and received approximately 19% of the profits of the Firm, Class B Members transferred $2,431,256 of the members' capital to the Parent Company and received approximately 7% of the profits, and Class C Members transferred $330,863 of the members' capital to the Parent Company and received less than 1% of the profits. At December 31, 2008, Equity Members held $10,451,654 of the members' capital and received 73% of the profits of the Firm. Operating Members held $7,920 of the members' capital and received less than 1% of the profits of the Firm.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In 2004, the Firm entered into a lease for its San Francisco office space with Ferry Building Associates, LLC. The terms of this lease call for annual base rent of $1,773,595 until the initial lease expires February 2011 and contains one option to renew the lease for an additional five years at the prevailing market rates in effect at that time. In addition to the base rent amount, the Firm will also pay its pro-rata share of increases in the building's general expenses. The lease provides for a rent-free period and rent incentive as defined in the agreement. The rent-free period and rent incentive is being amortized over the initial lease term on a straight-line basis. The resulting deferred rent credit liability of $186,750 is included in deferred expenses in the accompanying statement of financial condition.

In connection with this lease, the Firm also entered into an agreement with City National Bank for an irrevocable standby letter of credit for $147,798, which expires on June 15, 2011 and acts as a security deposit to the landlord.

In 2007, the Firm entered into a new lease for its New York office space with Sage Realty Corporation, LLC. The terms of this lease call for annual base rent of $1,381,000 through August, 2010; $1,406,000 from September, 2010 through December, 2011; and $1,466,000 through August 31, 2016. In addition to the base rent amount, the Firm will also pay its pro-rata share of increases in certain of the building's general expenses. The lease provides for a rent-free period as well as the aforementioned periodic rent increases over the term of the lease. The rent-free period and increasing rents are being amortized over the initial lease term on a straight-line basis. The resulting deferred rent credit liability of $370,308 is included in deferred expenses in the accompanying statement of financial condition.

In connection with this lease, the Firm also entered into an agreement with City National Bank for two irrevocable standby letters of credit totaling $199,000, which expire August 31, 2016 and act as a security deposit to the landlord.

The Firm has entered into several operating lease arrangements for various equipment and furniture which call for monthly payments totaling approximately $11,000. At the end of these leases, the Firm may purchase these assets at fair market value.

The minimum lease payments (including current pass-throughs) due under the terms of these lease agreements for the next five years are $3,760,000 (2009); $3,650,000 (2010); $1,971,000 (2011); $1,696,000 (2012); and $6,218,000 (2013 and beyond).

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which, among other items, requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2008, the Firm had net regulatory capital of $6,124,416, which was $5,725,350 in excess of its required net capital of $399,066 and its net capital ratio was 0.98 to 1.

NOTE 6 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2008, no employer contributions had been made to the Plan.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

Concentrations

Substantially all of the amounts receivable from broker-dealers are due from Jefferies & Company Inc. ("Jefferies"). Cash and securities deposited with clearing brokers and dealers are held primarily by Jefferies. The amounts shown as cash and cash equivalents are held by two banks and Jefferies and are in excess of the FDIC and SIPC insured limits, respectively.

Credit Risk

As a securities broker-dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the fair value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the accompanying financial statement.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the carrying amount of those instruments in the accompanying financial statement. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.

NOTE 8 – CONIFER HOLDINGS (BVI), LTD.

From January 1, 2008 to March 31, 2008, the Firm recorded its investment in Conifer Holdings (BVI), Ltd. ("Conifer BVI") based on the equity method. The investment in Conifer BVI was reflected as a single line on the statement of financial condition, and was increased by working capital provided by the Firm or by the Firm's share of net income, and was decreased by dividends paid to the Firm or by the Firm's share of net loss.

For the three months ended March 31, 2008, the Firm recorded its share of net income from Conifer BVI of $109,192. Effective April 1, 2008, the firm transferred its investment of $686,902 in Conifer BVI to The Conifer Group, LLC (see Note 3).

NOTE 9 – INVESTMENTS

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are inputs that reflect the Partnership's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Firm values investments in marketable securities that are freely tradable and are

listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the reporting period. The valuation of investments in marketable securities totaling $182,183 falls under Level 1 of SFAS No. 157 fair value hierarchy.

The Firm's other investments consisting of two partnerships are valued at fair value as determined by management. The valuation of these partnerships falls under Level 3 of SFAS No. 157 fair value hierarchy. Changes in Level 3 investments are measured at fair value on a recurring basis for the year ended December 31, 2008.

	Beginning balance	Realized gains or losses	Unrealized gains or losses	Purchases, sales, other settlements and issuances, net	Net transfers in and/or out of level	Ending balance
Partnerships	$ 35,946	$ –	$ –	$ –	$ –	$ 35,946

NOTE 10 – RELATED PARTY TRANSACTIONS

The Firm periodically pays expenses on behalf of the Parent Company or other firms in which the Parent Company holds an interest. As of December 31, 2008, amounts related to these reimbursable expenses not yet paid are as follows: Due from the Parent Company - $748; Due from Conifer Capital Partners, LLC - $10,074; and Due from Conifer Fund Services (BVI), Ltd. ("Conifer BVI") - $5,501. These amounts are included in other receivables in the accompanying statement of financial condition.

The Firm has entered into a licensing agreement with the Parent Company that grants the Firm the exclusive right to operate a trading operation purchased by the Parent Company in 2008. The licensing agreement calls for a fee to be paid to the Parent Company based on a portion of the net operating income of the trading operation less an allocation of overhead expenses. As of December 31, 2008, the Firm had an amount of $303,786 due to the Parent Company, which represented the entire amount of the fee for 2008 related to this licensing agreement. This liability is included in accrued expenses in the accompanying statement of financial condition.

The Firm may provide services to its clients who also receive services from Conifer BVI. In some cases the Firm invoices these mutual clients on behalf of Conifer BVI and remits the full amount of the collections to Conifer BVI. As of December 31, 2008, the Firm had $49,600 of fees payable to Conifer BVI that had been invoiced by the Firm on behalf of Conifer BVI. This liability is included in accrued expenses in the accompanying statement of financial condition.